UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported): August 1, 2022

LANDA APP 2 LLC

(Exact name of issuer as specified in its charter)

Delaware	87-1767314
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

6 W. 18th Street

New York, NY 10011

(Full mailing address of principal executive offices)

646-905-0931

(Issuer’s telephone number, including area code)

Membership Interests:

Landa App 2 LLC - 2174 Scarbrough Road Stone Mountain GA LLC	Landa App 2 LLC - 3192 Lake Monroe Road Douglasville GA LLC
Landa App 2 LLC - 153 Spring Valley Stockbridge GA LLC	Landa App 2 LLC - 45 Robertford Drive Covington GA LLC
Landa App 2 LLC - 126 Wildwood Road Stockbridge GA LLC	Landa App 2 LLC - 303 Kellys Walk Locust Grove GA LLC
Landa App 2 LLC - 137 Spring Valley Circle Stockbridge GA LLC	Landa App 2 LLC - 4085 Springvale Way McDonough GA LLC

(Title of each class of securities issued pursuant to Regulation A)

Item 1. Fundamental Changes

The following updates certain information provided in the Master Series Table found in the offering circular (the “Offering Circular”) of Landa App 2 LLC (the “Company”), dated December 2, 2021, and filed on the SEC’s website on December 3, 2021, regarding the properties set forth below (the “Properties” and each a “Property”).

Property Vacancies; Lease Non-Renewals

Landa App 2 LLC - 2174 Scarbrough Road Stone Mountain GA LLC

The tenant occupying the Property underlying this Series vacated. As of the date of this report, Landa Holdings, Inc (the “Manager”) has not identified a new tenant to enter into a Lease Agreement for this Property. This Property will not earn any income and the Manager will not earn its Management Fee until the Manager enters into a new Lease Agreement with a tenant for this Property.

SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 5, 2022	LANDA APP 2 LLC

	By:	Landa Holdings, Inc.,
its Manager

By:	/s/ Yishai Cohen
Name:	Yishai Cohen
Title:	Chairman, Chief Executive Officer, and President

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